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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               PCI SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   693206 10 4
                                 (CUSIP Number)


                             F. Douglas Raymond, III
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement , (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               SEC 1746 (12-91)

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



                                  SCHEDULE 13D


- ----------------------------------------------                              ----------------------------------------------
CUSIP No. 693 206 104                                                         Page 2 of 6 Pages
- ----------------------------------------------                              ----------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              MEDIQ Incorporated
              IRS Identification No. 51-0219413*
- -----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)


                                                                                                                       (b)


- -----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

- -----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              00
- -----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)


- -----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- -----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                  -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        2,875,000
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        2,875,000
- -----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,875,000
- -----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*


- -----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              46.9%

- -----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              CO

- -----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

PHTRANS:92619_3.WP5

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ----------------------------------------------                              ----------------------------------------------
CUSIP No. 693 206 104                                                         Page 3 of 6 Pages
- ----------------------------------------------                              ----------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MEDIQ Investment Services, Inc.
              IRS Identification No. 51-0261761
- -----------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)


                                                                                                                       (b)


- -----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- -----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

              00
- -----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)


- -----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- -----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7.        SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8.        SHARED VOTING POWER

                                                        2,875,000
                                   ------------------------------------------------------------------------------------------
                                     9.        SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10.       SHARED DISPOSITIVE POWER

                                                        2,875,000
- -----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,875,000
- -----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*


- -----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              46.9%

- -----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
              CO

- -----------------------------------------------------------------------------------------------------------------------------


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




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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



                  The statement on Schedule 13D (the "Original Schedule 13D") dated September 9, 1992, filed with the Securities and Exchange Commission by MEDIQ Incorporated ("MEDIQ") and MEDIQ Investment Services, Inc. ("MIS", and together with MEDIQ, the "Reporting Persons") with respect to beneficial ownership of Common stock, par value $.001 per share (the "Common Stock"), of PCI Services, Inc. (the "Issuer") is hereby amended as provided herein.

Item 2. Identity and Background. Item 2 is amended by adding the following:

                  The names, business or residence addresses and present principal occupations of the directors and executive officers of the Reporting Persons are attached on Schedule I. All such persons are citizens of the United States. During the last five years, none of the Reporting Persons or such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction. Item 4 is amended in its entirety and restated to read as follows:

                  In January and February, 1996, representatives of MEDIQ met with management of the Issuer further to explore how best to accomplish MEDIQ's previously announced intention to realize the value of its investment in the Issuer by a sale of its shares of the Issuer's capital stock or other transaction, and to establish a process for realizing this value in a manner that could be shared by all of the Company's stockholders. As a result of these meetings, a representative from MEDIQ'S board of directors was invited to participate with the Issuer and the Issuer's investment bankers in exploring strategic alternatives available to the Issuer, including a possible sale of the Issuer.


                  In addition, following these meetings and in response to a request by MEDIQ, the board of directors of the Issuer nominated for election as directors of the Issuer, for election at the 1996 annual meeting of the Issuer's stockholders, six individuals, three of whom were existing directors of the Issuer and the other three of whom, Michael J. Rotko, Sheldon M. Bonovitz and H. Scott Miller, presently are directors of MEDIQ (and in the case of Mr. Rotko, Chairman of the Board of Directors). These individuals were elected as directors of the Issuer at the Issuer's 1996 Annual Meeting, held March 29, 1996.

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



                  The Reporting Persons do not believe that they have formed a "group" as defined by Rule 13d-5(b)(1) to the Securities and Exchange Act of 1934 with any person, and expressly disclaim that they are members of any such group.

                  The Reporting Persons have no immediate intentions regarding any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as described herein. However, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may in the future alter their intentions.


Item 5. Interest in Securities of the Issuer. Item 5 is amended by deleting paragraph (a) in its entirety and inserting in lieu thereof the following:

(a) As of the date hereof, MEDIQ and MIS are the beneficial owners of 2,875,000 shares of Common Stock. Based upon the Issuer's Report on Form 10-K for the year ended September 30, 1995, 6,126,250 shares of Common Stock were outstanding on December 1, 1995. MEDIQ and MIS' Common Stock holdings represent approximately 46.9% of the shares of Common Stock outstanding. Information regarding the beneficial ownership of shares of common stock by the persons identified on
Schedule 1 hereto is set forth on such schedule.

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





                                   SIGNATURES

                           After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 23, 1996


                          MEDIQ INCORPORATED


                         /s/ Michael F. Sandler
                         ---------------------------------
                             Michael F. Sandler
                             Chief Financial Officer



                         MEDIQ INVESTMENT SERVICES, INC.


                         /s/ Michael F. Sandler
                         ----------------------------------
                             Michael F. Sandler
                             Chief Financial Officer

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


                                   SCHEDULE I



Name, Business or Residence                                                                 Ownership of Shares of
Addresses*                                        Principal Occupation                    Common Stock of the Issuer
- ---------------------------                       --------------------                    --------------------------

Michael J. Rotko, Esquire**                 Partner, Drinker Biddle & Reath, a                               -0-
Philadelphia National Bank Bldg.            law firm, a Director and Chairman of
1345 Chestnut Street                        MEDIQ and a Director of the Issuer
Philadelphia, PA 19107-3496

Jacob A. Shipon**                           Physician, Director of MEDIQ                                     -0-
5200 E. Roosevelt Boulevard
Philadelphia, PA 19124

Thomas E. Carroll                           President and Chief Executive                                    -0-
                                            Officer and a Director of MEDIQ
                                            and MIS

Michael F. Sandler                          Vice President and Chief Financial                             28,000
                                            Officer of Issuer; Senior Vice
                                            President, Finance and Chief
                                            Financial Officer and Treasurer and a
                                            Director of MEDIQ

Sheldon M. Bonovitz, Esquire                Partner, Duane, Morris &                                         50
Duane, Morris & Heckscher                   Heckscher, a law firm, a Director of
4200 One Liberty Place                      MEDIQ and a Director of the Issuer
Philadelphia, PA 19103


Lionel Felzer                               Retired; a Director of MEDIQ                                     -0-
Breyer Woods
412 Linden Drive
Elkins Park, PA 19027

Mark S. Levitan                             Vice President -- Consulting                                     -0-
529 Spring Mill Road                        Division, MedQuist Inc. and a
Villanova, PA 19085                         Director of MEDIQ

H. Scott Miller                             President, Miller International                                 4,000
Pulsar Equity Partners                      Associates, Inc., a Director
One Tower Bridge                            of MEDIQ and a Director of the
West Conshohocken, PA 19428                 Issuer


* If not otherwise indicated, the business address of each person is One Mediq Plaza, Pennsauken, NJ 08110-1460.

** Mr. Rotko, together with his mother, Bessie G. Rotko, Judith M. Shipon (the spouse of Jacob A. Shipon), John Iskrant and PNC Bank, N.A., are trustees of a Trust which owns 3,570,969 shares of the Common Stock, and 3,570,969 shares of the Preferred Stock of MEDIQ. The Trustees share voting and investment power with respect to such shares.

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